UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )

YuMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98872B104

(CUSIP Number)

January 30, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
[X	] Rule 13d-1(c)
[	] Rule 13d-1(d)

CUSIP No. 98872B104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toscafund Asset Management LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 4,592,158
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 4,592,158
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,592,158
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 98872B104

Item 1.

(a)	Name of Issuer:
This statement on Schedule13G (this “Schedule 13G”) relates to the Common Stock, par value $0.001 of YuMe, Inc., a Delaware corporation .

(b)	Address of Issuer’s Principal Executive Offices: The address of the issuer’s principal executive offices is 1204 Middlefield Road, Redwood City, California 94063.

Item 2.

(a) through (c):

This Schedule 13G is being filed by Toscafund Asset Management LLP (“Toscafund”). Toscafundt is a limited liability partnership registered in England and Wales. The principal business address of Tosca Management is 7th Floor, 90 Long Acre, London, WC2E 9RA. The shares are directly held by the following funds controlled by Toscafund: Tosca Opportunity, a Cayman Island Exempted Company, Tosca MidCap, a Cayman Island Exempted Company, Tosca Pegasus, a Bermuda company, each with its principal office at Ugland House Box 309, Grand Cayman, Cayman Islands KY1-1104.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.: 98872B104

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 2,511,060 shares as of January 10, 2018.

(b)	Percent of class: 13.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,592,158.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,592,158

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: _

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2018.
TOSCAFUND ASSET MANAGEMENT LLP

By: /s/ Robert Lord
Name: Robert Lord
Title: Partner